SEC File Number 000-07087
CUSIP Number 046433108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐	Form 10-K	☐	Form 10-D
☐	Form 20-F	☐	Form N-SAR
☐	Form 11-K	☐	Form N-CSR
☒	Form 10-Q

For Period Ended: July 1, 2017

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K
For the Transition Period Ended: _______________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________________________________
Part I. Registrant Information

Full name of registrant:
ASTRONICS CORPORATION

Address of principal executive office (Street and number):
130 Commerce Way

City, State and Zip Code:
East Aurora, New York, 14052

Part II. Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Astronics Corporation (“Astronics” or the “Company”) was unable to file its Quarterly Report on Form 10-Q for the three months ended July 1, 2017 within the prescribed time period without unreasonable effort or expense because management of Astronics is in the process of re-evaluating its information technology general controls for a certain information system at one of its subsidiaries that comprises part of the Company’s system of internal control over financial reporting.  Based on the analysis to date, the Company does not expect adjustments to any previously issued financial statements.

Part IV. Other Information
(1)    Name and telephone number of person to contact in regard to this notification

David C. Burney	716	805-1599
(Name)	(Area code)	(Telephone number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes    ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes    ☒ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ASTRONICS CORPORATION
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 10, 2017	By:	/s/ David C. Burney
		Name:	David C. Burney
		Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer)